EXHIBIT 21
HERMAN MILLER, INC., SUBSIDIARIES
The Company’s principal subsidiaries are as follows.

Jurisdiction
Name	Ownership	of Incorporation
Coro Acquisition Corporation-California	100% Company	California
Geiger International, Inc.	100% Company	Delaware
Herman Miller (Australia) Pty., Ltd.	100% Company	Australia
Herman Miller Canada	100% Company	Canada
Herman Miller Global Customer Solutions, Inc.	100% Company	Michigan
Herman Miller Italia S.p.A.	100% Company	Italy
Herman Miller Japan, Ltd.	100% Company	Japan
Herman Miller, Ltd.	100% Company	England, U.K.
Herman Miller Mexico S.A. de C.V.	100% Company	Mexico
Integrated Metal Technologies, Inc.	100% Company	Michigan
Meridian, Inc.	100% Company	Michigan
Milsure Insurance, Ltd.	100% Company	Barbados
Office Pavilion South Florida, Inc.	100% Company	Florida
OP Corporate Furnishings, Inc.	100% Company	Texas
OP Spectrum LLP	90 % Company	Pennsylvania
OP Ventures, Inc.	100% Company	Colorado
OP Ventures of Texas, Inc.	100% Company	Texas